Exhibit 21
Subsidiaries

Name	State of Incorporation

Gateway Bank & Trust Co.	North Carolina

Gateway Capital Statutory Trust I	Connecticut

Gateway Capital Statutory Trust II	Delaware

Gateway Capital Statutory Trust III	Delaware